FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	October 25, 2006

Forbes Medi-Tech to Acquire San Diego Based TheraPei Pharmaceuticals and Appoint Dr. John Nestor as Chief Scientific Officer

~Acquisition will diversify the Company’s Drug development pipeline; R&D to be consolidated under the direction of new CSO~

Vancouver, Canada Forbes Medi-Tech Inc. (Forbes) (TSX:FMI and NASDAQ:FMTI) today announced that it has signed an agreement to acquire 100% of TheraPei Pharmaceuticals, Inc.(TheraPei) of San Diego, California.  TheraPei is a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. (NASDAQ: SQNM) focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.  Forbes will further develop TheraPei technologies along with Forbes’ existing technologies with R&D based in San Diego and Forbes’ clinical development team in Vancouver. TheraPei’s founder, Dr. John Nestor, will be appointed as the Chief Scientific Officer of Forbes on closing.

Consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. The acquisition consideration will consist of a small upfront payment, the issuance of common shares not to exceed 150,000 on closing plus future consideration consisting of milestone payments, licensing revenue and/or royalties. Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps. Dr. Nestor is the majority shareholder of TheraPei and as such, will receive the majority of the acquisition consideration. Sequenom holds a minority shareholder interest in TheraPei.

All consideration shall be paid as to a minimum of 80% in common shares of Forbes, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash.  If regulatory or shareholder approval is not forthcoming, Forbes shall pay cash in lieu of the issuance of shares.   Forbes may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

“With Forbes’ lead compound, FM-VP4, nearing completion of Phase II in the US, the Company has the development team and capabilities required to fully realize the significant potential of TheraPei’s novel drug candidates,” noted Charles Butt, President and CEO, Forbes Medi-Tech Inc.  “Dr. Nestor’s extensive track record of successful drug discovery and development will help us optimize Forbes’ existing FM-VPx library.”

Acquired Intellectual Property

The TheraPei Intellectual Property will add diversity to Forbes’ FM-VPx drug development platform to include four new technologies: a series of novel peptides designed for once daily administration aimed at stimulating insulin secretion; compounds from this series are also being developed for potential anti-inflammatory effects; an earlier stage discovery program that may have important applications in both diabetes and obesity through inhibition of ACC2; and another discovery program related to SPT inhibition targeting anti-inflammation.

The lead preclinical product is a peptide that is targeted to be a long acting VPAC2 selective agonist designed for once daily administration to stimulate insulin secretion. These analogues are particularly promising based on pre-clinical study results to date demonstrating a beneficial effect through lowering glucose in blood, which could benefit a large diabetic patient population.

Diabetes represents a significant market opportunity with annual sales expected to reach about $25 billion by 2011 according to DataMonitor. It is believed that VPAC2 selective agonists will target insulin secretion via a different pathway than BYETTA®** (launched in 2005, with forecasted sales of $1 billion in 2007) leading to a differentiated product profile in this increasingly important class. The same agonists are also generally believed to play a role as inflammatory mediators in a number of other physiological conditions, creating a much broader utility for this technology.

Appointment of Dr. John Nestor as Chief Scientific Officer of Forbes Medi-Tech Inc.

Dr. Nestor’s responsibilities will encompass both the advancement of the technology that he developed under TheraPei as well as the optimization of Forbes’ existing FM-VPx pipeline. Before founding TheraPei, Nestor served as Executive Vice President, Drug Discovery at Sequenom; Vice President & Director at the Institute of Bio-organic Chemistry, Syntex; and Distinguished Scientist at Roche Bioscience. Dr. Nestor is an inventor of 10 compounds selected for clinical development and the lead inventor on 3 currently marketed pharmaceuticals.  He is co-inventor on more than 45 U.S. Patents, author of more than 60 scientific articles, Editor of 2 books, and Associate Editor, Letters in Drug Design and Discovery.  Recently, he was an invited Chapter Author for Comprehensive Medicinal Chemistry II (Elsevier, 2006), contributing “Peptide and Protein Drugs: Issues and Solutions”.  Dr. Nestor has more than 25 years of leadership experience in drug discovery/development programs in major pharma and biotech.

“I look forward to working with the Forbes development team, which I am confident will maximize the value of TheraPei’s technology while I continue to focus on the discovery of novel therapies in the fight against metabolic disorders by addressing their underlying causes,” stated Dr. Nestor.

Closing is subject to standard closing conditions and is expected to occur within the next week.

About TheraPei Pharmaceuticals

Founded in 2004, TheraPei’s management and core technology were “spun out” of the Drug Discovery Unit of Sequenom. TheraPei's Research is focused on the discovery and development of novel pharmaceuticals directed at the underlying causes of type 2 diabetes and the metabolic syndrome.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

**BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Sequenom Inc. for the information about Sequenom provided in this News Release and the Company disclaims any liability with respect to such information.   This News Release contains forward-looking statements regarding, among other things, the planned acquisition of Therapei and appointment of John Nestor as CSO, potential milestone payments, Therapei’s technology, including without limitation its VPAC2 selective agonists, Forbes’ existing FM-VPx library, diabetes products and markets, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “further”, “potential”, “targeted”, “believed”, “opportunity”, “expected”, forward”,  “strategy”, “vision”, “to develop”, “could”, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the proposed acquisition of Therapei will close, and the proposed appointment of John Nestor as CSO will occur, within the next week or at all; uncertainty regarding the amount, timing and nature of future milestone payments; the need for additional research, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.